VIA EDGAR

February 7, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	scPharmaceuticals Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-229120

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), scPharmaceuticals Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 11, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Arthur McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,

SCPHARMACEUTICALS INC.

/s/ John H. Tucker
John H. Tucker
President and Chief Executive Officer

cc:	Troy Ignelzi, Chief Financial Officer, scPharmaceuticals Inc.

Arthur McGivern, Esq., Goodwin Procter LLP

Mitchell Bloom, Esq., Goodwin Procter LLP